UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2005

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐   40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:  ☐     No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date: November 9, 2005

SIERRA WIRELESS, INC.

THIRD QUARTER REPORT

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005

SIERRA WIRELESS, INC.

CHAIRMAIN’S REPORT TO SHAREHOLDERS

On October 27th, Sierra Wireless announced a changing of the guard with the appointment of Jason W. Cohenour as President and Chief Executive Officer of Sierra Wireless.

Jason’s appointment came after a comprehensive search, both internally and externally, to identify the candidate best able to lead Sierra Wireless to the next level. After reviewing a broad field of highly qualified candidates, it became very apparent that Jason is the right person to take on this role.

Jason joined Sierra Wireless in 1996, built the company’s carrier, reseller and OEM distribution channels, was promoted to Senior Vice President, Worldwide Sales in 2000, and has served as the company’s Chief Operating Officer since August 2004.  He has cross-functional experience in sales, service, marketing, product management, manufacturing operations, mergers & acquisitions, corporate governance and corporate strategy.

Jason succeeds David Sutcliffe, who has served as the company’s CEO since 1995. Under David’s leadership, Sierra Wireless rapidly evolved into a leading global supplier of wireless data products. The company’s products are now in the hands of millions of customers and on dozens of wireless networks in countries all around the world. At the request of the Board, David will continue to serve the company in a non-management capacity as a member of the Board.

On behalf of the Board, I want to thank David for his leadership and his energetic service and dedication to Sierra Wireless these past ten years.  We congratulate Jason on his well earned promotion. Sierra Wireless is moving forward in strong and capable hands.

/s/ Peter Ciceri
Peter Ciceri,
Chairman of the Board of Directors

PRESIDENT’S REPORT TO SHAREHOLDERS

TO OUR SHAREHOLDERS AND EMPLOYEES

It is my pleasure to report to you for the first time as the President and CEO of Sierra Wireless, and to tell you about recent improvements and developments in our business.

During the third quarter, we completed the business restructuring initiated at the end of the second quarter, and began to see improvements in the key metrics of our business. Our sales increased, gross margins were higher, and we reduced our operating expenses compared to the previous quarter. These results contributed to a lower net loss and reduced cash utilization.  The third quarter also brought considerable progress in new product development in both our core PC card and embedded module businesses, and promising business developments related to these products.

A highlight of the quarter was the announcement by several leading laptop manufacturers of their intention to embed high speed wireless wide area network capability inside their products.  This represents an exciting and potentially high-volume opportunity, and we believe Sierra Wireless is very well positioned to capture a strong position in this emerging market.

Q3 2005 results compared to Q3 2004

Results for the third quarter of 2005, compared to the third quarter of 2004, were as follows:

For the three months ended September 30, 2005, our revenue was $27.5 million, compared to $59.1 million in the third quarter of 2004. The change in revenue primarily reflects the decline in sales of our PC cards and embedded modules.

Gross margin decreased to $9.6 million (34.9% of revenue), from $23.0 million (39.0% of revenue) in the third quarter of 2004. Third quarter operating expenses were $14.0 million, compared to $15.1 million for the same period in 2004. We reported a net loss of $3.1 million (loss per share of $0.12), compared to net earnings of $7.1 million (diluted earnings per share of $0.27) in the third quarter of 2004.

Q3 2005 Results Compared to Guidance

Results for the third quarter of 2005, relative to company guidance provided on July 20, 2005, were as follows:

Revenue of $27.5 million was better than our guidance of $24.0 million. Gross margin of 34.9% was higher than our guidance of 31%. Operating expenses were $14.0 million, slightly higher than our guidance range of $13.7-$13.9 million. Our net loss of $3.1 million (loss per share of $0.12) was better than our guidance of a loss of approximately $5.7 million (loss per share of $0.22). Our cash flow from operations was negative $0.9 million, consistent with our guidance of negative cash flow.

Business Developments

During the third quarter we achieved a number of product and business development milestones with both existing and new products:

Progress on Products using CDMA Technology

•                  Earlier in the year, we announced design wins with two major laptop OEMs for our MC5720 PCI express Mini Card modules (“minicard”) for EVDO networks.  During the third quarter, we commenced commercial shipments of this product to Lenovo, which announced that two of its notebook models featuring our EVDO minicard will be available starting in October.

•                  North American commercial shipments of our EM5625 EVDO module commenced to some of our long-time mobile computing OEM customers. We also announced that one of these OEM customers, Panasonic, has integrated our EM5625 module into three of its notebook platforms.

•                  Together with iPass, we announced the certification and availability of the AirCard 580 wireless PC card for use with the iPass Mobile Data Service.  We have also become an iPass Alliance Technology Partner. Our two companies will continue to work together to provide enterprise customers the latest technology for accessing the iPass 3G/EV-DO network via the iPassConnect universal client.

Progress on Products Using GSM or UMTS Technology

•                  We have successfully completed development of our HSDPA PC Card and obtained a supply agreement with Cingular to deliver the AirCard 860 for use on its HSDPA network. We expect to commence commercial shipments to Cingular during the fourth quarter of 2005.  Business development for this product with other carriers is also progressing well.

•                  The MC8755/MC8765 PCI Express Mini Card modules for HSDPA networks are now available to OEM customers for testing and integration, with commercial shipments expected to begin in early 2006. Earlier in the year, we announced a design win with a major laptop OEM for our minicard for HSDPA networks.

•                  We joined forces with NetMotion Wireless to provide mobile workers in the city of Aurora, the third largest city in Colorado, with secure, persistent connectivity using two distinct networks – a cellular-based EDGE/GPRS system and Wi-Fi (802.11). NetMotion combined its Mobility XE mobile VPN solution with our AirCard 775 wireless wide area network cards and MP 775 rugged wireless modems to provide police officers and fire fighters with real-time access to mission critical information on its network.

•                  Our mobile products were selected as part of the Royal Canadian Mounted Police’s (RCMP’s) standing offer for complete mobile workstation systems. The system, which includes technology from Nisha Technologies Inc. and Itronix Canada Ltd., features a combination of MP 775 GPS (for EDGE and GSM/GPRS networks) and MP 555 GPS (for CDMA 1X networks) rugged vehicle-mounted wireless modems.

•                  The Missouri State Highway Patrol chose to upgrade to the Sierra Wireless MP 775 GPS modem from its existing solution with the MP 200 modem for CDPD.

Outlook

We believe that the emerging market for laptop computers with embedded high speed wireless capabilities represents a significant opportunity for Sierra Wireless, one that leverages our core competencies and extensive experience with OEM customers. We are investing for a leadership position in this market and recently launched the industry’s first EVDO embedded minicard enabling our customers to be “first to market.”  We are also the first to launch a fully functional HSDPA PC card, providing us with a leadership position in North America and a strong product offering to re-energize sales in Europe.

Going forward, we will continue to focus the company on the substantial opportunities in our core business, while working to achieve growth, profitability and industry leadership.

/s/ Jason W. Cohenour
Jason W. Cohenour
President and Chief Executive Officer

This report contains forward-looking statements that are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking statements.  These forward-looking statements relate to, among other things, our revenue, earnings, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts.  When used in this report, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking statements.  Forward-looking statements reflect our current expectations.  The risks and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition.  These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  These factors should be reviewed carefully and you should not place undue reliance on any forward-looking statements.  Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations, as of November 9, 2005, has been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com.

Overview

We provide innovative wireless modem solutions worldwide.  We develop and market a range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, and rugged vehicle-mounted modems.  Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, and vehicle-based systems.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, mobile computing and the Internet, each of which we believe represents a growing market.  Our products are based on open standards, including the Internet protocol, and operate on the networks of major wireless operators around the world.

Our products are primarily used by businesses and government organizations to enable their employees to access a wide range of applications, including the Internet, e-mail, messaging, corporate intranet, remote database inquiry and computer aided dispatch.  We sell our products through indirect channels, including wireless operators, resellers and OEMs.

During the latter part of 2003 and throughout 2004, we experienced stronger than expected demand primarily, as a result of our strong market position in CDMA EVDO Release 0 PC cards and our CDMA 1X embedded module sales to palmOne.  Customer concentration increased in our revenue base.  Following our considerable revenue and earnings growth in 2004, we experienced a significant reduction in our business in the first three quarters of 2005 relative to 2004 as a result of:

•                  The reduction in our embedded module business volumes as a result of the completion of CDMA 1X module shipments to palmOne for its Treo 600 Smartphone at the end of 2004;

•                  Reported channel inventory at some of our channel partners that was already sufficient to meet near-term customer demand during the first quarter of 2005; and

•                  The near-term impact of increased competition in CDMA EVDO and EDGE PC cards, including a loss of market share at Verizon Wireless.

In June 2005, we announced our decision to exit our Voq professional phone initiative.  We also decided to shift some Voq resources to our core PC card and embedded modules business, where we already have well established market positions and believe there are significant growth opportunities.  In addition to the exit of the Voq initiative, we made some non-Voq related reductions to our operating expenses and assets and we recorded a provision for future legal costs associated with litigation matters.

Our revenue decreased 53.5% to $27.5 million in the third quarter of 2005, compared to $59.1 million in the same period of 2004.  In the third quarter of 2005, our net loss was $3.1 million, or loss per share of $0.12, compared to net earnings of $7.1 million, or diluted earnings per share of $0.27, in the same period of 2004.

Our balance sheet remains strong, with $102.2 million of cash, cash equivalents and short- and long-term investments, compared to $105.7 million at June 30, 2005.  During the third quarter of 2005, we used $0.9 million in cash from operations, compared to cash generated from operations of $8.0 million in the third quarter of 2004.

We continue to believe that the long-term prospects in the wireless communications industry remain strong, driven by advances in wireless network technologies such as the deployment of next generation 3G networks by carriers worldwide.  We believe the deployment of these networks will be a catalyst to increasing the demand for wireless communications products such as those sold by us.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, the rate of adoption by end user customers, the timely launch of our new products currently under development and our ability to compete effectively with our competitors.  We expect that competition from other wireless communications device manufacturers will continue to increase as more companies focus on opportunities in this market.

Having restructured the Company around PC cards and embedded modules, we are very focused on executing our product development and business development strategies in these areas.  Specific initiatives include:

PC Cards:  We have successfully completed the development of our UMTS/HSDPA PC card and obtained a supply agreement with Cingular to deliver the AirCard 860 for use on their HSDPA network. We expect to commence commercial shipments to Cingular during the fourth quarter of 2005.  We believe business development for this product with other carriers is progressing well.  We have also commenced the development of the next generation EVDO PC card (EVDO Rev A) and expect this to be commercially available in the second half of 2006; and

Embedded Modules:  With the announcement by several of the leading laptop manufacturers of their plans to embed high speed wireless wide area network capability inside laptops, the opportunity for sales of embedded modules has potentially increased significantly.   We believe we are well positioned to supply embedded modules to this market as a result of our extensive experience in the embedded module market.  Earlier in the year, we announced we had design wins with two major laptop OEMs for PCI express Mini Card modules (“minicard”).  One of these design wins is for both EVDO and HSDPA minicards, the other is for EVDO.  We have begun shipment of our EVDO minicard to one of our partners, Lenovo, which announced that two of its notebook models would be available with our EVDO minicard commencing in October.  We expect commercial shipments of our HSDPA minicard to commence in early 2006.  During the third quarter, we also commenced shipment in North America of our EM5625 EVDO module to some of our long-time mobile computing OEM customers. One of these OEM customers, Panasonic, has subsequently integrated our EM5625 module into three of its notebook platforms.

We believe these new product developments provide us with a strong, up-to-date 3G product portfolio in both principal wireless technologies and in both the PC card and embedded module markets.

Results of Operations

The following table sets forth our operating results for the three and nine months ended September 30, 2005, expressed as a percentage of revenue:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Revenue	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	65.1	61.0	84.5	60.1
Gross margin	34.9	39.0	15.5	39.9
Expenses
Sales and marketing	10.8	9.5	16.6	9.3
Research and development, net	28.6	11.1	32.4	11.3
Administration	8.9	4.0	13.3	4.6
Restructuring and other charges	0.0	0.0	7.1	0.0
Amortization	2.6	1.0	3.0	1.2
	50.9	25.6	72.4	26.4
Earnings (loss) from operations	(16.0)	13.4	(56.9)	13.5

Other income	2.4	0.7	2.0	0.3
Earnings (loss) before income taxes	(13.6)	14.1	(54.9)	13.8

Income tax expense (recovery)	(2.4)	2.1	(1.2)	2.2
Net earnings (loss)	(11.2)%	12.0%	(53.7)%	11.6%

Our revenue by product, by distribution channel and by geographical region is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Revenue by product
PC card	71%	67%	70%	58%
Embedded modules	11	30	10	34
Mobile	12	1	15	5
Other	6	2	5	3
	100%	100%	100%	100%

Revenue by distribution channel
Wireless carriers	52%	23%	45%	27%
OEM	13	30	10	35
Resellers	34	47	43	38
Direct and other	1	—	2	—
	100%	100%	100%	100%

Revenue by geographical region
Americas	75%	91%	67%	92%
Europe	6	5	10	5
Asia-Pacific	19	4	23	3
	100%	100%	100%	100%

Restructuring and Other Charges

In June 2005, we announced our decision to exit our Voq professional phone initiative.  We also decided to shift some Voq resources to our core PC card and embedded modules business, where we already have well established market positions and believe there are significant growth opportunities.  As announced we incurred restructuring and other charges associated with the exit of the program.  In addition to the exit of the Voq initiative, we implemented some non-Voq related reductions to our operating expenses and assets as a result of the reduction in our business in the first half of 2005 and we recorded a provision for future legal costs associated with litigation matters.

In the second quarter of 2005, we recorded restructuring and other charges of $18.2 million that included inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring.  Restructuring charges related to Voq were approximately $13.5 million of the total $18.2 million.  Approximately $5.9 million represented cash disbursements, of which $4.5 million were paid during the third quarter of 2005.

As part of the restructuring, we reduced our workforce by 51 employees, of which 32 were terminated during the second quarter of 2005. For the remaining 19 employees who were on working notice, $0.4 million was expensed as part of our operating expenses during the third quarter of 2005 and at the end of the third quarter one employee remained on working notice.

In the second quarter of 2005, we also recorded a provision for legal costs of $1.0 million.  This is related to the class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California (which actions, effective August 24, 2005 were transferred to the Southern District of New York) for alleged violations of federal securities laws.

Results of Operations – Three Months Ended September 30, 2005 Compared to Three Months Ended September 30, 2004

Revenue

Revenue amounted to $27.5 million for the three months ended September 30, 2005, compared to $59.1 million in the same period of 2004, a decrease of 53.5%.  The decrease in revenue was due primarily to a decrease in sales of PC cards and embedded modules.  PC card revenue decreased primarily due to the impact of increased competition in CDMA EVDO PC cards, including a loss of market share at Verizon Wireless, and lower sales of legacy 2.5G products.  Embedded module revenue decreased primarily due to the completion of shipments of embedded modules to palmOne for the Treo 600 at the end of 2004.  During the third quarter of 2005, revenue from the sale of previously written down Voq product was $0.6 million.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, the rate of adoption by end user customers, the timely launch of our new products currently under development and our ability to compete effectively with our competitors.  We expect that competition from other wireless communications device manufacturers will continue to increase as more companies focus on opportunities in this market.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 75%, 6% and 19%, respectively, of our total revenue in the third quarter of 2005 and 91%, 5% and 4%, respectively, in the same period of 2004.  Our North American business has decreased significantly compared to the prior year as a result of a decline in sales of our PC card and embedded module products to certain North American customers.  As has been the case in the past several years, our business continues to be driven predominantly by short lead time purchase orders from channels and end customers rather than by long-term, large volume commitments from wireless operators. In Europe, the deployment of UMTS networks continues to negatively affect our sales in that region, as we currently do not have a UMTS product.  Following the launch of our UMTS/HSDPA PC card and embedded minicard, we expect our sales to improve in Europe.  Our business in the Asia-Pacific region has increased as a result of strong sales of CDMA EVDO and EDGE PC cards.

In the third quarter of 2005, two customers individually accounted for more than 10% of our revenue and, in aggregate, these two customers represented 40% of our revenue.  This compared favorably with the same period last year in which three customers individually accounted for more than 10% of our revenue and these three customers represented approximately 69% of our revenue.

Gross margin

Gross margin amounted to $9.6 million in the third quarter of 2005, or 34.9% of revenue, compared to $23.0 million, or 39.0% of revenue, in the third quarter of 2004.  The decline in gross margin percentage resulted primarily from lower selling prices of our PC card products and the impact of lower volumes overall, offset slightly by the positive impact of a favorable product mix between higher margin PC cards and mobiles versus lower margin embedded modules.  During the third quarter of 2005, gross margin on the sale of previously written down Voq product was $0.2 million, or 36.1%.

We expect our gross margin percentage to continue to fluctuate from quarter to quarter as a result of changes in product mix, competition, changes in geographical mix and changes in product cost.

Sales and marketing

Sales and marketing expenses decreased significantly to $3.0 million in the third quarter of 2005, compared to $5.6 million in the same period of 2004.  This decline reflects the impact of our business restructuring and continued cost containment. Sales and marketing expenses as a percentage of revenue increased to 10.8% in 2005, compared to 9.5% in 2004, due primarily to the decrease in revenue for the third quarter of 2005, which was partially offset by the decline in sales and marketing expenses.  While managing sales and marketing expenses in relation to top-line revenue, we will continue to make selected investments in sales and marketing as we market existing products, introduce new products, expand our distribution channels in the Americas and the Asia-Pacific region and focus on core customers in Europe.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $7.9 million in the third quarter of 2005, compared to $6.6 million in the third quarter of 2004, an increase of 19.8%.

Gross research and development expenses, before government research and development funding, were $7.9 million or 28.6% of revenue in the third quarter of 2005, compared to $7.0 million, or 11.7% of revenue, in the third quarter of 2004.  Repayment of TPC funding of $0.1 million is included in our gross research and development expenses in the third quarter of 2005, compared to $0.5 million in 2004.  Gross research and development expenses increased due to the development of new PC cards and embedded modules.  As previously disclosed, our decision in June 2005 to exit the Voq professional phone initiative will reduce gross research and development expenditures in the future and TPC funding associated with the initiative will cease unless the TPC agreement is otherwise renegotiated.  However, we expect our gross research and development expenses to continue to increase in our core business as we invest in next generation technology and develop new products.

Administration

Administration expenses equaled $2.4 million in each of the three months ended September 30 for both 2005 and 2004.  Administration expenses as a percentage of revenue increased to 8.9% in 2005, compared to 4.0% in 2004, due primarily to the decrease in revenue for the third quarter of 2005.

Other income

Other income increased to $0.7 million in the third quarter of 2005, compared to $0.4 million in the same period of 2004.  Other income includes interest income, interest expense and foreign exchange gains and losses.

Income tax expense (recovery)

Income tax recovery was $0.7 million in the third quarter of 2005, compared to $1.3 million of income tax expense in the third quarter of 2004.  The income tax recovery is a result of the utilization of loss carrybacks to recover income taxes previously paid in 2004.

Net earnings (loss)

Our net loss amounted to $3.1 million, or loss per share of $0.12, in the three months ended September 30, 2005, compared to net earnings of $7.1 million, or diluted earnings per share of $0.27, in the same period of 2004.

The weighted average diluted number of shares outstanding decreased to 25.4 million in the third quarter of 2005, compared to 26.1 million in the same period of 2004.

Results of Operations – Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Revenue

Revenue amounted to $69.6 million for the nine months ended September 30, 2005, compared to $152.4 million in the same period of 2004, a decrease of 54.3%.  The decrease in revenue was due primarily to a decrease in sales of PC cards and embedded modules.  PC card revenue decreased primarily due to reported channel inventory at some of our channel partners that was sufficient to meet near term customer demand and the near term impact of increased competition in CDMA EVDO PC cards, including a loss of market share at Verizon Wireless.  Embedded module revenue decreased primarily due to the completion of shipments of embedded modules to palmOne for the Treo 600 at the end of 2004.   In the second quarter of this year we announced our plan to exit the Voq professional phone initiative. During the three quarters ended September 30, 2005, revenue from the sale of previously written down Voq product was $0.6 million.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, the rate of adoption by end user customers and the timely launch of our new products currently under development.  In addition, we expect that competition from other wireless communications device manufacturers will continue to increase as more companies focus on opportunities in this market.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 67%, 10% and 23%, respectively, of our total revenue for the first three quarters of 2005 and 92%, 5% and 3%, respectively, in the same period of 2004.  Our North American business has decreased significantly compared to the prior year as a result of a decline in sales of our PC card and embedded module products to certain North American customers.  As has been the case in the past several years, our business continues to be driven predominantly by short lead time purchase orders from channels and end customers rather than by long-term, large volume commitments from wireless operators.  In Europe, the deployment of UMTS networks continues to negatively affect our GSM/GPRS sales in that region as we currently do not have a UMTS product. This negative impact is partially offset by sales of our EDGE product.  Following the launch of our UMTS/HSDPA PC card and embedded minicard, we expect our sales to improve in Europe.  Our business in the Asia-Pacific region has increased as a result of strong sales of CDMA EVDO and EDGE PC cards.

In the first three quarters of 2005, two customers individually accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 32% of our revenue.  This compared favorably with the same period last year in which two customers individually accounted for more than 10% of our revenue and these two customers represented approximately 51% of our revenue.

Gross margin

Gross margin amounted to $10.8 million in the first three quarters of 2005.  Of the total $18.2 million restructuring charge that was recorded in the second quarter of this year, $12.8 million is recorded in gross margin.  Excluding this amount, gross margin amounted to $23.6 million, or 33.9% of revenue, in the nine months ended September 30, 2005, compared to $60.8 million, or 39.9% of revenue, in the same period in 2004.  The decline in gross margin percentage resulted primarily from lower selling prices of our PC card products and the impact of lower volumes overall, offset slightly by the positive impact of a favorable product mix between higher margin PC cards and mobiles versus lower margin embedded modules.   During the first three quarters of 2005, gross margin on the sale of previously written down Voq product was $0.2 million, or 36.1%.

We expect our gross margin percentage to continue to fluctuate from quarter to quarter as a result of changes in product mix, competition, changes in geographical mix and changes in product cost.

Sales and marketing

Sales and marketing expenses declined to $11.6 million in the nine months ended September 30, 2005, compared to $14.2 for the comparable period in 2004.  This decline reflects the impact of our business restructuring and continued cost containment.  Sales and marketing expenses as a percentage of revenue increased to 16.6% in 2005, compared to 9.3% in 2004, due primarily to the decrease in revenue for the first three quarters of 2005.  While managing sales and marketing expenses in relation to top-line revenue, we will continue to make selected investments in sales and marketing as we market existing products, introduce new products, expand our distribution channels in the Americas and the Asia-Pacific region and focus on core customers in Europe.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $22.5 million in the nine months ended September 30, 2005, compared to $17.3 million in the same period of 2004, an increase of 30.2%.

Gross research and development expenses, before government research and development funding, were $23.3 million or 33.5% of revenue in the first nine months of 2005, compared to $19.5 million, or 12.8% of revenue, in the same period of 2004.  Repayment of TPC funding of $0.5 million is included in our gross research and development expenses in the first three quarters of 2005, compared to $1.4 million in 2004.  Gross research and development expenses increased due to the development of new PC cards, embedded modules and, for the first half of 2005, the next generation of the Voq professional phone.  Our decision to exit the Voq professional phone initiative will reduce gross research and development expenditures in the future and TPC funding associated with the initiative will cease.  However, we expect our gross research and development expenses to continue to increase in our core business as we invest in next generation technology and develop new products.

During the first quarter of 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9.5 million to support the development of Voq.  The agreement is effective for development work commencing April 2003. For the three quarter ended September 30, 2005 funding of $0.8 million was recognized. Funding of $2.2 million was recognized during the first nine months of 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.  Our TPC funding is based on research and development work completed in each quarter. Unless the second agreement is otherwise renegotiated, with the termination of the Voq professional phone initiative no further TPC funding is anticipated

Administration

Administration expenses amounted to $9.3 million, or 13.3% of revenue, in the nine months ended September 30, 2005, compared to $7.0 million, or 4.6% of revenue, in the same period of 2004.  The increase of $2.3 million is primarily due to the provision of $1.0 million for future legal costs related to litigation matters and an increase in professional fees.

Restructuring and other charges

During the second quarter of 2005, we decided to exit the Voq Professional Phone initiative and to implement some non-Voq related reductions to our operating expenses and assets.  As a result, in the first three quarters of 2005, we recorded restructuring and other charges of $18.2 million, consisting of inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring.  Of this amount, $4.9 million was charged to restructuring and other charges, $12.8 million to cost of goods sold and $0.5 million to income tax expense.

Other income

Other income increased to $1.4 million in the first nine months of 2005, compared to $0.4 million in the same period of 2004.  Other income includes interest income, interest expense and foreign exchange gains and losses.  This increase is due primarily to an increase in interest income from rising interest rates that was partially offset by foreign exchange losses.

Income tax expense (recovery)

Income tax recovery was $0.8 million in the nine months ended September 30, 2005, compared to $3.4 million of income tax expense in the same period of 2004.  Income tax recovery, excluding the increase in our deferred tax asset valuation allowance of $0.5 million, was $1.3 million.  The income tax recovery is a result of the utilization of loss carrybacks to recover income taxes previously paid in 2004.

Net earnings (loss)

Our net loss amounted to $37.4 million, or loss per share of $1.47, in the nine months ended September 30, 2005.  Our net loss, excluding restructuring and other charges of $18.2 million and the provision for future legal costs of $1.0 million, was $18.2 million, or loss per share of $0.72, in the three quarters ended September 30, 2005, compared to net earnings of $17.7 million, or diluted earnings per share of $0.68, in the same period of 2004.

The weighted average diluted number of shares outstanding decreased to 25.4 million in the first nine months of 2005, compared to 26.1 million in the same period of 2004.

Management Change

In April 2005, David Sutcliffe, who has served as our CEO and director for ten years, announced that he planned to retire as President and CEO.  Since then the Board of Directors has conducted a comprehensive search process, considering a strong field of both external and internal candidates. Subsequent to the end of the third quarter we announced that, effective October 28, 2005, Mr. Jason Cohenour would become our new President and Chief Executive Officer. Mr. Cohenour joined Sierra Wireless in 1996, built the Company’s carrier, reseller and OEM distribution channels, was promoted to Senior Vice President, Worldwide Sales in 2000 and has served as the Company’s Chief Operating Officer since August 2004.   Mr. Sutcliffe will, at the request of the Board of Directors, continue to serve the Company in a non-management capacity as a member of the Board.

Stock-Based Compensation

Subsequent to the end of the third quarter of 2005 the Board of Directors approved the accelerated vesting of certain stock options previously granted under the Company’s stock option plan to participants other than board members and executive officers of the Company. The accelerated vesting of these options will have the positive effect of rewarding those eligible participants during a challenging year as well as reducing the future expense associated with those options as a result of a change in United States GAAP. Effective January 1, 2006 for the Company, United States GAAP will require the expensing in the Company’s financial statements of the fair value of all stock-based compensation arrangements, including employee stock options. The expensing of the cost of employee stock options in the financial statements is in contrast to the current practice of providing supplemental pro forma disclosure in the footnotes to the financial statements of our income (loss) after giving effect to the employee stock-based compensation charge.

In aggregate, the vesting of a total of 368,091 stock options with an exercise price of US$14.25 (CAD$16.82) per share or higher, being 25% above the trading price at the time of the Board of Directors’ approval of this initiative, was accelerated and these options are now fully exercisable. These options would otherwise have vested over time periods ranging up to December, 2008.

By taking this accelerated vesting initiative now, a value of approximately $2.8 million will be recorded as a charge in the calculation of our supplemental footnote disclosure of our pro forma income (loss) in the fourth quarter of 2005. This will result in a reduction of our otherwise calculated stock-based compensation expense by approximately $1.3 million in 2006, $1.3 million in 2007 and $0.2 million in 2008.

Contingent Liabilities

Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the complaint of Joshua Cohen and David Beardsley on behalf of themselves and others similarly situated, filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company.  The plaintiffs filed the third amended complaint on July 7, 2005 and all defendants, including the Company, filed motions to dismiss the plaintiffs’ third amended complaint on August 22, 2005.  We expect s decision from the Court regarding the motions to dismiss in November 2005.  We have given notice to our liability insurance carrier which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event it is determined that the carrier has no liability for this litigation and without conceding any liability for payment of loss.  We have also submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime and the escrow shareholders are disputing their obligations with respect to this complaint.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

The Company and certain of our officers are named as defendants in several class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California (which actions, effective August 24, 2005, were transferred to the Southern District of New York) for alleged violations of federal securities laws.  We are assessing the complaints and have not yet been required to file our response.  We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any. However, the Company believes that it is probable that the legal costs related to these complaints may exceed our policy retention amount of $1.0 million.  Accordingly, we accrued nil and $1.0 million in our results of operations for the three and nine months ended September 30, 2005, respectively.

On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones.  We were added as a defendant in existing civil action no. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc.  Since that date, we have reached an agreement with MLR, under which we received non-royalty bearing licenses to use all of MLR’s present and future patents for all of our products and MLR released us from all claims related to their patent portfolio.  MLR has dismissed all claims against us in the lawsuit.

We are engaged in other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, income taxes and adequacy of warranty reserve.  We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the nine months ended September 30, 2005, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.   We consider the following factors when determining if collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $11.5 million and goodwill of $19.2 million generated from our acquisition of AirPrime in August 2003.  Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

The initial goodwill impairment test was completed during the fourth quarter of 2003, which resulted in no impairment loss.  We assessed the realizability of goodwill related to our reporting unit during the fourth quarter of 2004 and determined that the fair value amount exceeded the carrying amount of the reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill was not required.

•                  We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If we suffer a decrease in the quality of our products, we may increase our accrual.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  We recorded a lease provision during 2002 and the second quarter of 2005 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period.  The estimate was based on various assumptions, including the obtainable sublease rates and the time it will take to find a suitable tenant.  These assumptions are influenced by market conditions and the availability of similar space nearby.  If market conditions change, we will adjust our provision.

•                  We are engaged in certain legal actions. We estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

Liquidity and Capital Resources

Operating Activities

Cash used by operating activities amounted to $20.6 million for the first nine months of 2005, compared to cash provided by operating activities of $21.5 million in the same period of 2004.  The use of cash in operating activities in the first nine months of 2005 primarily resulted from the loss from operations of $37.4 million adjusted for non-cash items, inventory levels and changes in other operating assets and liabilities of $16.8 million.  Our working capital has decreased from December 31, 2004 as a result of the significant decline in our business and the cash costs of the business restructuring.  During the third quarter of 2005, inventory decreased by $6.2 million.

Investing Activities

Cash used by investing activities was $67.1 million for the nine months ended September 30, 2005, compared to cash provided by investing activities of $31.0 million in the same period of 2004.  The use of cash in investing activities during 2005 was due primarily to the purchase, net of proceeds on maturity, of short-term investments of $44.3 million and the purchase of long-term investments of $14.8 million.  Expenditures on intangible assets were $1.8 million and on fixed assets were $6.3 million for the nine months ended September 30, 2005, compared to $1.7 million and $5.5 million, respectively, in the same period of 2004.  Expenditures on intangible assets were primarily for license fees and patents while capital expenditures were primarily for tooling, research and development equipment, computer equipment and software.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash used by financing activities was $0.9 million in the first three quarters of 2005, compared to cash provided by financing activities of $3.1 million during the same period in 2004.  The use of cash by financing activities in the nine months ended September 30, 2005 was primarily for repayment of long-term liabilities.  The source of cash in 2004 was primarily from the issuance of common shares upon the exercise of stock options, offset slightly by repayments of our long-term obligations.

As of September 30, 2005, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, the cash costs of the business restructuring, capital expenditures and other obligations discussed below.  In the near term, we expect that our cash flow from operations will be negative.  The cash costs of the business restructuring total approximately $5.9 million, of which $4.5 million were paid during the third quarter of 2005.  We believe our cash, cash equivalents and short- and long-term investments of $102.2 million and cash generated from operations will be sufficient to fund our expected working and other capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the fourth quarter of 2005 are expected to be primarily for research and development equipment, tooling, licenses and patents.  However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of September 30, 2005:

In 000s of US $ Payments due in fiscal	Operating Leases	Obligations under Capital Leases	Total

2005	$705	$161	$866
2006	2,856	302	3,158
2007	2,933	—	2,933
2008	2,918	—	2,918
2009	2,239	—	2,239
2010	2,230	—	2,230
Thereafter	1,350	—	1,350
Total	$15,231	$463	$15,694

We have entered into purchase commitments totaling approximately $27.0 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

Sources and Uses of Cash

During 2004, we had an operating line of credit of $10.0 million, which bore interest at prime plus 1.25% per annum. This line of credit was secured by a general security agreement providing a first charge against all assets.  On December 31, 2004, we renegotiated our line of credit and now have an unsecured revolving demand facility for $10.0 million that bears interest at prime per annum.  The balance at September 30, 2005 was nil (2004 — nil).

In the past, our revenue was dependent on us fulfilling our commitments in accordance with agreements with major customers. We have completed volume shipments on those contracts.  We now rely on purchase orders with these customers and these customers, like our other customers, are under no contractual obligation to purchase our products.  If they do not make such purchases, our future operating cash flow will be negatively impacted.  We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short-term investments, long-term investments, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

•                  Net cash and short- and long-term investments amounted to $102.2 million at September 30, 2005, compared to $131.8 million at December 31, 2004.

•                  Accounts receivable amounted to $20.0 million at September 30, 2005, compared to $22.5 million at December 31, 2004.

•                  We have a $10.0 million unsecured revolving demand facility with a Canadian chartered bank that bears interest at prime.  At September 30, 2005, there were no borrowings under this facility.

Market Risk Disclosure

During the three months ended September 30, 2005, 68.5% of our revenue was earned from United States-based customers. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. For the three and nine months ended September 30, 2005, we have recorded a foreign exchange loss of approximately $0.2 million and $0.9 million, respectively.  As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international operations in Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing.  The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date.  As our business expands in Europe, we expect that we will be increasingly exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

Related Party Transactions

During the three and nine months ended September 30, 2005, there were no material related party transactions.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eleven most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2004 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.

	March 31	June 30	September 30
Quarter ended	2005	2005	2005

Revenue	$20,180	$21,930	$27,474
Cost of goods sold	13,055	27,852	17,883
Gross margin	7,125	(5,922)	9,591

Expenses:
Sales and marketing	4,289	4,331	2,963
Research and development, net	7,261	7,399	7,864
Administration	2,935	3,892	2,435
Restructuring and other charges	—	4,926	—
Amortization	691	679	728
	15,176	21,227	13,990
Loss from operations	(8,051)	(27,149)	(4,399)
Other income	535	220	659
Loss before income taxes	(7,516)	(26,929)	(3,740)
Income tax expense (recovery)	78	(222)	(662)
Net loss	$(7,594)	$(26,707)	$(3,078)

Loss per share:
Basic	$(0.30)	$(1.05)	$(0.12)
Diluted	$(0.30)	$(1.05)	$(0.12)

Weighted average number of shares (in thousands):
Basic	25,358	25,364	25,381
Diluted	25,358	25,364	25,381

	Quarter Ended				Year
2004	March 31	June 30	Sept. 30	Dec. 31	2004

Revenue	$41,641	$51,595	$59,149	$58,820	$211,205
Cost of goods sold	24,839	30,680	36,107	35,974	127,600
Gross margin	16,802	20,915	23,042	22,846	83,605

Expenses:
Sales and marketing	4,173	4,386	5,604	5,866	20,029
Research and development, net	4,739	5,991	6,566	7,231	24,527
Administration	2,064	2,534	2,354	2,041	8,993
Restructuring and other charges	—	—	—	—	—
Amortization	636	563	588	651	2,438
	11,612	13,474	15,112	15,789	55,987
Earnings from operations	5,190	7,441	7,930	7,057	27,618
Other income (expense)	84	(40)	405	1,251	1,700
Earnings before income taxes	5,274	7,401	8,335	8,308	29,318
Income tax expense	704	1,384	1,268	1,042	4,398
Net earnings	$4,570	$6,017	$7,067	$7,266	$24,920

Earnings per share:
Basic	$0.18	$0.24	$0.28	$0.29	$0.99
Diluted	$0.18	$0.23	$0.27	$0.28	$0.96

Weighted average number of shares (in thousands):
Basic	24,986	25,221	25,301	25,339	25,212
Diluted	26,027	26,248	26,087	25,891	26,064

	Quarter Ended				Year
2003	March 31	June 30	Sept. 30	Dec. 31	2003

Revenue	$20,150	$20,736	$26,250	$34,573	$101,709
Cost of goods sold	12,210	12,405	15,566	20,370	60,551
Gross margin	7,940	8,331	10,684	14,203	41,158

Expenses:
Sales and marketing	2,729	2,590	2,653	3,613	11,585
Research and development, net	2,749	2,947	4,677	5,621	15,994
Administration	1,617	1,451	1,331	2,198	6,597
Restructuring and other charges	—	—	1,220	—	1,220
Integration costs	—	—	1,026	921	1,947
Amortization	553	546	590	638	2,327
	7,648	7,534	11,497	12,991	39,670
Earnings (loss) from operations	292	797	(813)	1,212	1,488
Other income (expense)	104	167	(74)	768	965
Earnings (loss) before income taxes	396	964	(887)	1,980	2,453
Income tax expense	35	54	54	55	198
Net earnings (loss)	$361	$910	$(941)	$1,925	$2,255

Earnings (loss) per share:
Basic	$0.02	$0.06	$(0.05)	$0.09	$0.12
Diluted	$0.02	$0.05	$(0.05)	$0.08	$0.12

Weighted average number of shares (in thousands):
Basic	16,355	16,375	18,409	22,563	18,442
Diluted	16,718	16,754	18,409	23,383	18,989

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 6-K.  Items affecting our quarterly results were as follows:

•      Relative to the comparable periods in 2004, revenues decreased during the first three quarters of 2005 due to a reduction in our embedded module business volumes as a result of the completion of embedded module shipments to palmOne at the end of 2004, reported channel inventory that was already sufficient to meet near term customer demand, and increased competition in CDMA EVDO and EDGE PC cards, including a loss of market share at Verizon Wireless.

•      Restructuring and other charges of $18.2 million were incurred in the second quarter of 2005.  Included in these charges are inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to restructuring. We also recorded a provision of $1.0 million for future legal costs associated with litigation matters.

•      Revenues increased during 2004 and 2003 as a result of the introduction of new products, our strong market position in CDMA EVDO Release 0 PC cards and our CDMA 1X embedded modules sales to palmOne.

•      During the third quarter of 2003, we acquired AirPrime, a supplier of high-speed CDMA wireless products located in Carlsbad, California.  The results of AirPrime’s operations have been included in our consolidated financial statements since August 2003.  In connection with the acquisition, we incurred restructuring and other charges in the amount of $1.2 million related to fixed and intangible asset writedowns, workforce reductions and facilities restructuring.  We also incurred integration costs of $1.9 million related to the acquisition and these costs included travel, facilities and costs related to retaining existing employees for the transition period.

•      During the first quarter of 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program.  The agreement is effective for development work commencing April 2003.  Funding of $1.4 million was recognized in the first quarter of 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.

•      During the third quarter of 2004, we incurred restructuring and other charges of $0.3 million as a result of a change in estimate of the facilities restructuring charge that was originally announced in 2002.  The change in estimate reflects the impact of changes in estimated operating costs of the facilities and foreign exchange rates.

Selected Annual Information

In thousands of US $
Years ended December 31,	2002	2003	2004

Revenue	$77,259	$101,709	$211,205
Net earnings (loss)	(41,663)	2,255	24,920
Diluted earnings (loss) per share	(2.56)	0.12	0.96
Total assets	71,089	175,868	215,594
Total current and long-term portions of long term liabilities and obligations under capital lease	6,590	3,735	3,456

Forward-looking Statements

This report contains forward-looking statements that are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking statements.  These forward-looking statements relate to, among other things, our revenue, earnings, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts.  When used in this report, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking statements.  Forward-looking statements reflect our current expectations.  The risks and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition.  These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  These factors should be reviewed carefully and you should not place undue reliance on any forward-looking statements.  Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance.  Some of the risks we face are:

We have incurred net losses and if our efforts to restore the business to profitability are not successful, we may be required to further restructure or take other actions and our share price may decline.

As a result of the reduction in our business in 2005, we incurred a loss in Q1 2005 of $7.6 million, a loss in Q2 2005 of $26.7 million and a loss in Q3 2005 of $3.1 million.  Our accumulated deficit at September 30, 2005 was $83.8 million.  While we had earnings from operations for each of the last two years ended December 31, 2004, we have incurred a loss from operations in each of the three fiscal years ended December 31, 2002.

We expect losses in Q4 2005.  Our ability to achieve and maintain profitability in the future will depend on, among other things, the continued sales of our current products and the successful development and commercialization of new products. If we do not return to profitability, our total losses will increase, we may be required to further restructure and we may need to raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares.  As a result, our share price may decline.

Our revenues and earnings may fluctuate from quarter to quarter, which could affect the market price of our common shares.

Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

•      The timing of releases of our new products;

•      The timing of substantial sales orders;

•      Design win cycles in our embedded module business;

•      The amount of inventory held by our channel partners;

•      Competition from other market participants;

•      Possible seasonal fluctuations in demand;

•      Possible cyclical fluctuations related to the evolution of wireless technologies;

•      Possible delays in the manufacture or shipment of current or new products;

•      Concentration in our customer base; and

•      Possible delays or shortages in component supplies.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.  However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

We are subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we are currently, and may in the future be, subject to class actions and other securities litigation and investigations.  We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business.   It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position.  Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance.  In addition, these lawsuits may cause our insurance premiums to increase in future periods.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues and gross margins.

The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours.  We also may introduce new products that will put us in direct competition with major new competitors.  Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.  During the first quarter of 2005, one of the factors that caused a significant decline in CDMA EVDO PC card revenue was increased competition and loss of market share.

If demand for our current products declines and we are unable to launch successful new products, our revenues will decrease.

If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.  In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

If we are unable to design and develop new products that gain sufficient commercial acceptance, we may be unable to maintain our market share or to recover our research and development expenses and our revenues could decline.

We depend on designing, developing and marketing new products to achieve much of our future growth. Our ability to design, develop and market new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner; and

•    Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

The loss of any of our material customers could adversely affect our revenue and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues.  In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues.  In the three months ended September 30, 2005, two customers individually accounted for more than 10% of our revenue and in the aggregate these two customers represented 40% of our revenue.  If either of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins.  If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

We depend on a few third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier.  We currently rely on two manufacturers, either of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

•    The absence of guaranteed manufacturing capacity;

•    Reduced control over delivery schedules, production yields and costs; and

•    Inability to control the amount of time and resources devoted to the manufacture of our products.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement.  Our success depends in large part on the abilities and experience of our executive officers and other key employees.  Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry.  We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives.  The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer preferences, which could cause us to be unable to recover our research and development expenses and lose revenues.

The wireless industry is characterized by rapid technological change.  Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We depend on third parties to offer wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties.  In addition, our future growth depends, in part, on the successful deployment of next generation wireless data and voice networks by third parties for which we are developing products.  If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies.  These risks include, among other things:

•	Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;
•	Higher than anticipated acquisition costs and expenses;
•	Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;
•	The difficulty and expense of integrating the operations and personnel of the companies;
•	Disruption of our ongoing business;
•	Diversion of management’s time and attention away from our remaining business during the integration process;
•	Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;
•	The inability to implement uniform standards, controls, procedures and policies;
•	The loss of key employees and customers as a result of changes in management;
•	The incurrence of amortization expenses; and
•	Possible dilution to our shareholders.

In addition, geographic distances may make integration of businesses more difficult.  We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.  If realized, these risks could reduce shareholder value.

We may infringe the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property.  In the past we have received, and in the future may receive, claims from third parties alleging that we, and possibly our customers, violate their intellectual property rights. Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others.  In many cases these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could.  Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•    We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•    We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are the subject of the claim;

•    We may have to license the third party intellectual property, incurring royalty fees which may or may not be on commercially reasonable terms.  In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•    We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.  In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

Absent a specific claim for infringement of intellectual property, from time to time we have and expect to continue to license technology, intellectual property and software from third parties.  There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.  In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•    Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•    Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy.  We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars.  We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk.  To date, we have not entered into any futures contracts.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Revenue	$27,474	$59,149	$69,584	$152,385
Cost of goods sold	17,883	36,107	58,790	91,626
Gross margin	9,591	23,042	10,794	60,759

Expenses
Sales and marketing	2,963	5,604	11,583	14,163
Research and development, net	7,864	6,566	22,524	17,296
Administration	2,435	2,354	9,262	6,952
Restructuring and other charges (note 3)	—	—	4,926	—
Amortization	728	588	2,098	1,787
	13,990	15,112	50,393	40,198
Earnings (loss) from operations	(4,399)	7,930	(39,599)	20,561

Other income	659	405	1,414	449
Earnings (loss) before income taxes	(3,740)	8,335	(38,185)	21,010
Income tax expense (recovery)	(662)	1,268	(806)	3,356
Net earnings (loss)	(3,078)	7,067	(37,379)	17,654
Deficit, beginning of period	(80,690)	(60,722)	(46,389)	(71,309)
Deficit, end of period	$(83,768)	$(53,655)	$(83,768)	$(53,655)

Earnings (loss) per share for the period:
Basic	$(0.12)	$0.28	$(1.47)	$0.70
Diluted	$(0.12)	$0.27	$(1.47)	$0.68

Weighted average number of shares (in thousands)
Basic	25,381	25,301	25,368	25,170
Diluted	25,381	26,087	25,368	26,121

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Net earnings (loss)	$(3,078)	$7,067	$(37,379)	$17,654
Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities	(28)	—	(69)	329
Reclassification adjustment	—	—	—	(329)
Comprehensive income (loss)	$(3,106)	$7,067	$(37,448)	$17,654

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	September 30, 2005	December 31, 2004
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$43,216	$131,846
Short-term investments (note 4)	44,243	—
Accounts receivable, net of allowance for doubtful accounts of $1,776 (2004 - $2,468)	20,041	22,506
Inventories (note 5)	4,216	11,090
Prepaid expenses	3,065	5,021
	114,781	170,463

Long-term investments (note 4)	14,782	—
Fixed assets	11,233	10,044
Intangible assets	11,480	14,208
Goodwill	19,227	19,227
Deferred income taxes	—	500
Other assets	787	1,152
	$172,290	$215,594

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$6,810	$4,122
Accrued liabilities	25,491	33,890
Deferred revenue and credits	461	461
Current portion of long-term liabilities	662	758
Current portion of obligations under capital lease	443	664
	33,867	39,895

Long-term liabilities	2,024	1,747
Obligations under capital lease	20	287

Shareholders’ equity:
Share capital (note 6)	218,967	218,805
Additional paid-in capital	440	440
Warrants	1,538	1,538
Deficit	(83,768)	(46,389)
Accumulated other comprehensive loss	(798)	(729)
	136,379	173,665
	$172,290	$215,594

Contingencies (note 7)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Cash flows from operating activities:
Net earnings (loss) for the period	$(3,078)	$7,067	$(37,379)	$17,654
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities Amortization	1,989	1,810	6,297	4,978
Loss (gain) on disposal	(1)	(62)	(42)	(67)
Non-cash restructuring and other charges	—	289	13,040	289
Changes in operating assets and liabilities
Accounts receivable	(3,026)	(1,114)	2,466	(8,551)
Inventories	6,177	(5,680)	(681)	(7,104)
Prepaid expenses	688	(142)	1,384	(3,655)
Accounts payable	748	5,025	2,688	4,896
Accrued liabilities	(4,091)	696	(8,390)	13,169
Deferred revenue and credits	(290)	158	—	(69)
Net cash provided by (used in) operating activities	(884)	8,047	(20,617)	21,540

Cash flows from investing activities:

Proceeds on disposal	3	62	48	67
Purchase of fixed assets	(1,737)	(2,002)	(6,327)	(5,536)
Increase in intangible assets	(748)	(85)	(1,761)	(1,682)
Purchase of long-term investments	(14,833)	—	(14,833)	(21,369)
Proceeds on disposal of long-term investments	—	—	—	46,186
Purchase of short-term investments	(12,416)	(95)	(70,122)	(21,254)
Proceeds on maturity of short-term investments	25,862	14,200	25,862	34,564
Net cash provided by (used in) investing activities	(3,869)	12,080	(67,133)	30,976

Cash flows from financing activities:
Issue of common shares	127	217	162	4,432
Repayment of long-term liabilities	(208)	(537)	(1,042)	(1,367)
Net cash provided by (used in) financing activities	(81)	(320)	(880)	3,065

Net increase (decrease) in cash and cash equivalents	(4,834)	19,807	(88,630)	55,581
Cash and cash equivalents, beginning of period	48,050	106,132	131,846	70,358
Cash and cash equivalents, end of period	$43,216	$125,939	$43,216	$125,939

See supplementary cash flow information (note 8).

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

For the three and nine months ended September 30, 2005 and 2004

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

(Prepared in accordance with United States GAAP)

1.     Basis of Presentation

The accompanying interim financial information does not include all disclosures required under United States generally accepted accounting principles for annual financial statements.  The accompanying financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods.  These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2004 Annual Report.

2.     Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements.

(a)  Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc., Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions.

(b)  Use of estimates

In preparing the financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of inventory, fixed assets, intangible assets, goodwill and deferred income taxes, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)   Stock-based compensation

We have elected under FAS No. 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25. FAS No. 123 uses a fair value method of calculating the cost of stock option grants. Had compensation cost for our employee stock option plan been determined by this method, our net earnings (loss) and earnings (loss) per share would have been as follows:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Net earnings (loss):
As reported	$(3,078)	$7,067	$(37,379)	$17,654
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,263)	(1,331)	(3,880)	(4,227)
Pro forma	$(4,341)	$5,736	$(41,259)	$13,427

Basic earnings (loss) per share:
As reported	$(0.12)	$0.28	$(1.47)	$0.70
Pro forma	(0.17)	0.23	(1.63)	0.53

Diluted earnings (loss) per share:
As reported	$(0.12)	$0.27	$(1.47)	$0.68
Pro forma	(0.17)	0.22	(1.63)	0.52

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the vesting period.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Expected dividend yield	—	—	—	—
Expected stock price volatility	83%	86%	86%	95%
Risk-free interest rate	3.33%	3.84%	3.30%	3.64%
Expected life of options	4 years	4 years	4 years	4 years
Weighted average fair value of options granted	$4.69	$11.91	$5.76	$16.80

(d)  Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

(e)   Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued revised Statement of Financial Accounting Standards No. 123R entitled “Share-Based Payment” (“FAS No. 123R”).  This revised statement addresses accounting for stock-based compensation and results in the fair value of all stock-based compensation arrangements, including options, being recognized as an expense in a company’s financial statements as opposed to supplemental disclosure in the notes to financial statements. The revised Statement eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25. FAS No. 123R is effective for public entities that do not file as small business issuers as of the beginning of the first fiscal year that begins after June 15, 2005.  We intend to adopt this standard in the period commencing January 1, 2006.  The impact of FAS No. 123 on the three and nine months ended September 30, 2005 is disclosed in note 2(c).  The impact of FAS No. 123R in 2006 is not determinable.

3.     Restructuring and Other Charges

(a)  2005 Restructuring

In June 2005, we announced our decision to exit our Voq professional phone initiative.  In addition to the exit of the Voq initiative, we made some non-Voq related reductions to our operating expenses and assets.  During the quarter ended June 30, 2005, we incurred restructuring and other charges of $18,200 as follows:

		Included in:
	Total	Cost of Goods Sold	Income Tax Expense	Restructuring and Other
Inventory writedown	$8,556	$8,556	$—	$—
Provision for royalty commitments	2,749	2,749	—	—
Intangible assets writedown	2,435	—	—	2,435
Workforce reduction	1,461	60	—	1,401
Fixed assets writedown	913	715	—	198
Facilities restructuring	711	—	—	711
Deferred tax asset writedown	500	—	500	—
Other	875	694	—	181
Total restructuring and other charges	$18,200	$12,774	$500	$4,926

The inventory writedown of $8,556 is related to the writedown of Voq components and finished goods.

The provision for royalty commitments of $2,749 related to a writedown of prepaid royalties in the amount of $937 and a further provision of $1,812 for contractual royalty commitments.

Fixed and intangible assets impairment charges of $913 and $2,435, respectively, consisted of writedowns primarily for research and development equipment, test equipment and research and development licenses.  The fixed assets and intangible assets, which were no longer required, have been written down to nil.

We reduced our workforce by 51 employees, of which 32 were terminated during the second quarter of 2005 and 19 were on working notice.  At the end the third quarter of 2005, one employee remained on working notice.  Workforce reduction charges of $1,461 were related to the cost of severance and benefits associated with the 32 employees terminated during the second quarter of 2005.

As a result of the above noted workforce reduction, the facilities restructuring provision was increased by $711 to reflect the costs related to the leased facilities that are greater than our current requirements.

We have increased our deferred tax asset valuation allowance by $500, thereby reducing our deferred tax asset to nil, to reflect the reduction in the portion of our deferred tax assets that we do not believe is more likely than not to be realized.

Other charges of $875 include provisions for tooling purchase commitments and professional fees incurred in connection with the restructuring activities.

Of the total $18,200 restructuring and other charges, $5,871 represents cash disbursements, all of which were outstanding at June 30, 2005. The following table summarizes the activity related to the cash portion of the 2005 restructuring and other charges during the period and the balance of the provision at September 30, 2005:

	Total	Cost of Goods Sold	Restructuring and Other
Balance at June 30, 2005	$5,871	$3,568	$2,303
Cash payments	(4,483)	(2,789)	(1,694)
Adjustments	20	—	20
Balance at September 30, 2005	$1,408	$779	$629

(b)  2002 Restructuring

The following table summarizes the provisions for the 2002 business restructuring program and the balance of the provision at September 30, 2005:

Balance at December 31, 2004	$2,505
Adjustments	146
Cash payments	(664)
Balance at September 30, 2005	$1,987

4.     Investments

Investments, all of which are classified as available-for-sale, were comprised as follows:

	Short-term		Long-term
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004

Government treasury bills	$10,366	$—	$—	$—
Commercial paper	33,877	—	—	—
Government bonds	—	—	14,782
	$44,243	$—	$14,782	$—

Our short-term investments all have contractual maturities of less than one year.

5.     Inventories

	September 30,	Dec 31,
	2005	2004
Electronic components	$2,558	$5,276
Finished goods	1,658	5,814
	$4,216	$11,090

6.     Share Capital

Changes in the issued and outstanding common shares are as follows:

	Number of Shares	Amount

Balance at December 31, 2004	25,357,231	$218,805
Stock option exercises	3,952	22
Balance at March 31, 2005	25,361,183	218,827
Stock option exercises	8,557	13
Balance at June 30, 2005	25,369,740	218,840
Stock option exercises	38,047	127
Balance at September 30, 2005	25,407,787	$218,967

7.     Contingencies

(a)   Contingent liability on sale of products

(i)      Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)     We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters.  Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities.  The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.  To date, we have not incurred material costs related to these types of indemnifications.

(iii)    Under certain research and development funding agreements, we are contingently liable to repay up to $3,262.  Repayment for certain of the research and development funding agreements is contingent upon reaching certain revenue levels for specified products.

(iv)    Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies.  Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004.  During the three and nine months ended September 30, 2005, we have recorded, in research and development expense, the accrued repayment of $114 and $533, respectively (2004 – $544 and $1,371).  In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes pricing model.  The warrants are exercisable at Cdn $20.49 per share for a term of five years from December 30, 2003.  As of September 30, 2005, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.   The agreement is effective April 2003.  During the three and nine months ended September 30, 2005, we have claimed nil and $888, respectively (2004 – $380 and $2,170), which has been recorded as a reduction of research and development expense.  Unless the second agreement is otherwise renegotiated, with the termination of the Voq professional phone initiative in the second quarter of 2005 no further TPC funding is anticipated. During the three and nine months ended September 30, 2005, we have recorded, in research and development expense, the accrued repayment of $1 and $17, respectively (2004 – nil and nil).  Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011. The funding is repayable upon the occurrence of certain events of default which include material change or insolvency events.  If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.

(v)     We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2003	$2,341
Provisions	2,785
Expenditures	(2,185)
Balance, December 31, 2004	2,941
Provisions	390
Expenditures	(471)
Balance, March 31, 2005	2,860
Provisions	428
Expenditures	(493)
Balance, June 30, 2005	2,795
Provisions	166
Expenditures	(206)
Balance, September 30, 2005	$2,755

(b)   Other commitments

We have entered into purchase commitments totaling approximately $27,000 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between October 2005 and December 2005.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)   Legal proceedings

(i)      Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the complaint of Joshua Cohen and David Beardsley on behalf of themselves and others similarly situated, filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company.  The plaintiffs filed the third amended complaint on July 7, 2005 and all defendants, including the Company, filed motions to dismiss the plaintiffs’ third amended complaint on August 22, 2005.  We expect a decision from the Court regarding the motions to dismiss in November 2005.  We have given notice to our liability insurance carrier who has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event it is determined that the carrier has no liability for this litigation and without conceding any liability for payment of loss.  We have also submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime and the escrow shareholders are disputing their obligations with respect to this complaint.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

(ii)     The Company and certain of our officers are named as defendants in several class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California (which actions, effective August 24, 2005, were transferred to the Southern District of New York) for alleged violations of federal securities laws.  We are assessing the complaints and have not yet been required to file our response.  We have given notice to our liability insurance carrier, who has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any, however, the Company believes that it is probable that the legal costs related to these complaints may exceed our policy retention amount of $1,000.  Accordingly, we accrued nil and $1,000 in our results of operations for the three and nine months ended September 30, 2005, respectively.

(iii)    On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones.  We were added as a defendant in existing civil action No. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc.  Since that date, we have reached an agreement with MLR, under which we received non-royalty bearing licenses to use all of MLR’s present and future patents for all of our products and MLR released us from all claims related to their patent portfolio.  MLR has dismissed all claims against us in the lawsuit.

(iv)    We are engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

8.     Supplementary Information

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Cash received for
Interest	$716	$381	$1,800	$1,144
Income taxes	—	—	1,500	4
Cash paid for
Interest	11	12	38	17
Income taxes	27	24	411	272
Non-cash financing activities
Purchase of fixed assets funded by obligations under capital lease	24	161	24	774

9.     Differences Between United States and Canadian Generally Accepted Accounting Principles (GAAP)

New Canadian securities regulations provide that financial statements filed by an SEC issuer may be prepared in accordance with United States GAAP provided that, if the SEC issuer previously filed or included in a prospectus financial statements prepared in accordance with Canadian GAAP, the issuer complies with certain disclosure requirements.  Those requirements include explaining and quantifying the differences between Canadian and U.S. GAAP for the current and comparative periods presented.

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain material respects from those principles that would have been followed had our consolidated financial statements been prepared in accordance with Canadian GAAP.  The following is a reconciliation of the net earnings (loss) between U.S. GAAP and Canadian GAAP for the three and nine months ended September 30, 2005 and 2004:

The Canadian GAAP interim financial statements follow the same accounting policies and methods of application as our annual financial statements.

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Net earnings (loss) under U.S. GAAP	$(3,078)	$7,067	$(37,379)	$17,654
Stock-based compensation expense (a)	(1,263)	(1,331)	(3,880)	(4,227)
Loss on short and long-term investments (d)	(28)	—	(69)	—
Net earnings (loss) under Canadian GAAP	$(4,369)	$5,736	$(41,328)	$13,427

Earnings (loss) per share under Canadian GAAP
Basic	$(0.17)	$0.23	$(1.63)	$0.53
Diluted	$(0.17)	$0.22	$(1.63)	$0.52

(a)   Stock-based compensation

Under U.S. GAAP, we have elected under FAS No. 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25.

Effective January 1, 2004, under Canadian GAAP, we adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870, “Stock-based Compensation and Other Stock-based Payments” (“HB 3870”), which requires recognition of an estimate of the fair value of stock-based awards in earnings.  We have retroactively applied HB 3870, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees since the inception of the stock option plan.

(b)   Research and development

Under U.S. GAAP, we expense research and development costs as they are incurred.  Under Canadian GAAP, we expense research costs as they are incurred.  Development costs are expensed unless they meet certain specified criteria for deferral and amortization.  No development costs have been deferred during the three and nine months ended September 30, 2005 and 2004 as the criteria for deferral were not met.

(c)   Other comprehensive income

Under U.S. GAAP, we report comprehensive income or loss in accordance with the provisions of Statement of Financial Accounting Standards No. 130 entitled “Reporting Comprehensive Income”.  Under Canadian GAAP, we are not required to report comprehensive income or loss.

(d)   Short and long-term investments

Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 entitled “Accounting for Certain Investments in Debt and Equity Securities”, prescribes that available-for-sale investments are marked to market with the resulting unrealized gains (losses) being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized.  Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value, with unrealized losses recorded in net earnings (loss).

(e)   Future income taxes

Under U.S. GAAP, tax rates applied in the calculation of future income taxes are those rates that are passed into law.  Under Canadian GAAP, substantively enacted tax rates are used.

(f)    Investment tax credits

Under U.S. GAAP, investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.  Under Canadian GAAP, investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured.  During the three and nine months ended September 30, 2005 and 2004, no investment tax credits were recorded.

(g)   Shareholders’ equity

While there is no net difference between shareholders’ equity, as reported under U.S. GAAP and under Canadian GAAP, the various components within shareholders’ equity are affected by the change in reporting and functional currency from Canadian dollars to U.S. dollars during the year ended December 31, 1999.